100 S. Fourth Street, Suite 1000, St. Louis, MO 63102 (314) 889-8000

August 15, 2016	Larry K. Harris (314) 889-7063 (314) 758-8358 Direct Fax lharris@polsinelli.com

Via Email

The United States Securities Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Windsor, Special Counsel

Re:	The Landrum Company
Amendment No. 1 to
Offering Statement on Form 1-A
Filed August 2, 2016
File No. 024-10574

Dear Mr. Windsor:

This letter is in response to the comments by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated August 11, 2016 (the “Comment Letter”), to Amendment No. 1 to the draft proxy statement/offering circular (the “PS/OC”) on Form 1-A of The Landrum Company (the “Company” or “TLC”), filed with the Commission on August 2, 2016. The Staff’s comments are repeated below, and we have provided the Company’s responses to each comment following the Staff’s related comment.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references to page numbers in response to the Staff’s comments refer to page numbers of the Amendment No. 2 to the PS/OC (the “Amended PS/OC”), which TLC is filing concurrently with this letter. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a blackline of the Amended PS/OC, marked against the PS/OC as originally filed on August 2, 2016, reflecting the changes proposed to address the Staff’s comments.

August 15, 2016

Offering Circular Cover Page

1.	We note your response to prior comment 1, in which you limit the number of preferred shares covered by the 1-A to the 30,000 Series E preferred shares that are currently authorized. However, based upon the calculations, it appears that the 89,480 shares of Landmark Bank could be converted into a maximum of 41,161 shares of preferred stock. It does not appear that the merger agreement contemplates capping the number of preferred shares at 30,000. Similarly, you do not discuss how Landrum would handle a situation in which Landmark Bank shareholders try to exchange more than 65,217 shares for preferred stock. Please revise the 1-A to cover all the preferred shares that are offered in exchange for Landmark Bank stock. If you will offer more than 30,000 shares those shares must be authorized prior to the qualification of the 1-A. If the total amount of preferred shares is limited under the merger agreement or any amendment to the agreement, please discuss how Landrum will handle any oversubscription situation.

Response: On August 12, 2016, The Landrum Company filed a Certificate of Increase in Designated Shares with the Secretary of State of the State of Missouri, increasing to 45,000 the number of shares designated Series E Preferred Shares. The Certificate of Increase in Designated Shares has been incorporated into Annex I and Exhibit 2.1 to the PS/OC. Additionally, the cover page has been revised to disclose that 41,161 shares of Series E Preferred Stock are being offered.

Summary

Accounting Treatment, page 9

2.	We acknowledge your response to prior comment two. Please tell us whether you intend to use historical cost accounting for the Landmark Bank acquisition. Please also tell us the value that you expect to pay to the minority shareholders of Landmark Bank and the reasons, if any, that the fair value of the minority interests differs from the book value of the minority interests at December 31, 2015.

Response: The surviving bank in the merger will continue to use the historical cost accounting of Landmark Bank in conjunction with the merger; no changes will be recorded at the bank (subsidiary) level to the historical costs for any assets or liabilities. The aggregate merger consideration paid to the minority shareholders of Landmark Bank (stock and cash) will be approximately $41.2 million. The financial statements of The Landrum Company will reflect this as follows: approximately $31.1 million will be recorded as an investment in subsidiary; and approximately $10.1 million will be recorded as an impact to the additional paid-in capital. We have added clarifying language at page 9 of the Amended PS/OC.

August 15, 2016

Material United States Federal Income Tax Consequences, page 51

3.	We note you have filed a short-form tax opinion as Exhibit 12.2 in response to our comment 18. Please revise your proxy statement/offering circular to state that the disclosure in this section is the opinion of counsel referenced in Exhibit 12.2, making sure to specifically name counsel. Please refer to Section III.B.2 of Staff Legal Bulletin No. 19 for guidance.

Response: The requested additional disclosure has been added at page 53.

Sincerely yours,

/s/ Larry K. Harris

Larry K. Harris